UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                               CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-3793
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 29, 1997
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 974637100                                                       Page 1
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(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos. of Above Person.

      Luise V. Hanson     SS# ###-##-####

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(2)   Check the Appropriate Box if a Member of a Group. (See Instructions).

                                                                         (a)[ ]
                                                                         (b)[ ]

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(3)   SEC Use Only.




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(4)   Source of Funds

      Not applicable.


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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]



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(6)   Citizenship or Place of Organization.

      United States


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                       (7)      Sole Voting Power.

        NUMBER OF               Luise V. Hanson                4,963,374 (21.1%)
                                Estate of John K. Hanson       3,737,932 (15.9%)
          SHARES       ---------------------------------------------------------
                       (8)      Shared Voting Power.
      BENEFICIALLY
                                Not applicable.
        OWNED BY
                       ---------------------------------------------------------
          EACH         (9)      Sole Dispositive Power.

        REPORTING               Luise V. Hanson                4,963,374 (21.1%)
                                Estate of John K. Hanson       3,737,932 (15.9%)
         PERSON        ---------------------------------------------------------
                       (10)     Shared Dispositive Power.
          WITH
                                Not applicable.

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      8,701,306


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CUSIP No. 974637100                                                       Page 2
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions).                                                        [ ]


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(13)  Percent of Class Represented by Amount in Row (11).

      36.9%


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(14)  Type of Reporting Person (See Instructions).

      IN


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ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Luise V. Hanson. Mrs. Hanson is retired, and her residence address is 905 Highway 69 South, Forest City, Iowa 50436.

         Mrs. Hanson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. Hanson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Hanson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by Mrs. Hanson of an aggregate of 1,920,600 shares of Common Stock, as a result of the sale of 1,920,600 shares of Common Stock by Mrs. Hanson acting as the executor of the estate of John K. Hanson (the "ESTATE").

ITEM 4.  PURPOSE OF TRANSACTION.

         Mrs. Hanson, as executor of the Estate, has entered into an agreement dated December 29, 1997 with Winnebago pursuant to which Winnebago agreed to purchase and did purchase 1,920,600 shares of Common Stock from the Estate. Pursuant to the

CUSIP No. 974637100                                                       Page 3
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agreement, the purchase price per share was set at the mean between the high and the low prices for a share of Common Stock on the New York Stock Exchange on December 29, 1997, less a three percent discount. The undersigned does not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the continuing disposition of shares of Common Stock held by the Estate in the course of administering the Estate;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) After the sale of the Common Stock by the Estate, as described in Item 4, Mrs. Hanson is the beneficial owner of 8,701,306 shares of Winnebago common stock, which represent approximately 36.9% of Winnebago's issued and outstanding Common Stock.

(b) Mrs. Hanson has sole voting power and sole dispositive power with respect to the 8,701,306 shares of Common Stock of which she is the beneficial owner.

(c) Except for the sale described in Item 4, neither Mrs. Hanson nor the Estate has had any transactions in Common Stock during the past 60 days.

CUSIP No. 974637100                                                       Page 4
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(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the agreement, Winnebago agreed to purchase 1,920,600 shares of Common Stock from the Estate at a purchase price per share of $8.85125 which was the mean between the high and low prices for a share of Common Stock on the New York Stock Exchange on December 29, 1997, less a three percent discount. There are no other contracts, arrangements, understandings or relationships between Mrs. Hanson and any other person with respect to securities of Winnebago other than with respect to the distribution of the shares of Common Stock held by the Estate in the course of administering the Estate.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1(a). Agreement dated December 29, 1997 between the Estate and Winnebago.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 6, 1998
                                           -------------------------------------
                                                          (Date)

                                                  /s/ Luise V. Hanson
                                           -------------------------------------
                                                     Luise V. Hanson